THUNDER BRIDGE ACQUISITION II, LTD.

9912 Georgetown Pike

Suite D203

Great Falls, VA 22066

April 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel

Re:	Thunder Bridge Acquisition II, Ltd.
Registration Statement on Form S-1
Filed March 1, 2019
CIK No 001769318

Dear Ms. Cvrkel:

Thunder Bridge Acquisition II, Ltd., (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 28, 2019, regarding the Draft Registration Statement on Form S-1 filed on March 1, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 Submitted March 1, 2019

Summary, page 1

1.	Please describe the material terms of your advisory agreement in the summary section including the maximum aggregate amount payable under the agreement.

Pursuant to the Staff’s comment, we have revised current disclosure in the summary section under “Limited payments to insiders” to indicate that it refers to the advisory agreement.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, page 49

2.	Please expand your risk factor discussion of your right to redeem warrants for Class A shares to address the circumstances in which you can exercise this right including, without limitation, the $10 threshold Class A stock price for exercise. Also indicate that this redemption feature provides a ceiling to the value of the warrants since it locks in the redemption price in the number of Class A shares to be received if the company chooses to redeem the warrants.

Pursuant to the Staff’s comment, we have revised the indicated risk factor.

U.S. Securities and Exchange Commission

April 16, 2019

Competition , page 97

3.	Please disclose the number of publicly-traded SPACs that may be competitors. Also, please clarify if there are any publicly traded SPACs that have a focus on the financial services industry. Address whether the terms of the warrants you are issuing are competitive with other SPACs.

Pursuant to the Staff’s comment, we have added the indicated disclosure.

Management , page 99

4.	Please clarify whether any members of management intend to act as an officer or director of other special purpose acquisition companies other than Thunder Bridge Acquisition Ltd.

Pursuant to the Staff’s comment, we have added the indicated disclosure in the “Conflicts of Interest” subsection of the “Management” section.

Report of Independent Registered Public Accounting Firm, page F-2

5.	Please make arrangements with your auditor to revise their report to reference the standards of the PCAOB, rather than only the auditing standards. Refer to PCAOB AS 3101.09.c.

Pursuant to the Staff’s comment, our auditor has revised their report.

General

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that investors will not retain copies of such materials.

* * *

U.S. Securities and Exchange Commission

April 16, 2019

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

THUNDER BRIDGE ACQUISITION, LTD.

By:	/s/ Gary A. Simanson
Name: Gary A. Simanson
Title: Chief Executive Officer

cc: Stuart Neuhauser, Esq.